[redacted]

SEC 08031979 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 39074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2007 (MM/DD/YY) AND ENDING 03/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Great Nation Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section
MAY 29 2008
Washington, DC
111

5408-A Bell Avenue, Suite 100
(No. and Street)

Amarillo (City) Texas (State) 79109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlotte Powell 806-353-6767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Doshier, Pickens & Francis, PC
(Name – *if individual, state last, first, middle name*)

301 S Polk, Suite 800 (Address) Amarillo (City) Texas (State) 79101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charlotte Powell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Nation Investment Corporation, as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charlotte Powell
Signature

Executive Vice-President/CFO
Title

Janet Fergeson
Notary Public

JANET LYNN FERGERSON NOTARY PUBLIC STATE OF TEXAS EXPIRES 8-6-2011

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT NATION INVESTMENT CORPORATION

(a wholly owned subsidiary of National Concord Development Corporation)

Financial Statements

For Years Ended March 31, 2008 and 2007

GREAT NATION INVESTMENT CORPORATION

Financial Statements

For Years Ended
March 31, 2008 and 2007

TABLE OF CONTENTS

DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Board of Directors
Great Nation Investment Corporation
Amarillo, Texas

Independent Auditors' Report

We have audited the accompanying balance sheets of Great Nation Investment Corporation as of March 31, 2008 and 2007, and the related statements of income and retained earnings, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Nation Investment Corporation as of March 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Doshier, Pickens & Francis, P.C.

Doshier, Pickens & Francis, P.C.

May 22, 2008

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
BALANCE SHEETS
March 31, 2008 and 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	$ 741,681	$ 731,943
Marketable securities	178,956	132,345
Receivables, fees	31,569	33,055
Prepaid expenses	182,839	177,123
Total Current Assets	1,135,045	1,074,466
OTHER ASSETS		
Clearing deposit	25,064	25,089
Total Assets	$ 1,160,109	$ 1,099,555
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable	$ 91,218	$ 102,513
Intercompany payable - National Concord Development Corporation	282,385	87,001
Deferred deposits	83,250	113,850
Deferred fees	21,749	21,066
Deferred income tax liability	13,929	6,937
Total Current Liabilities	492,531	331,367
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized, 1,750 shares issued and outstanding	35,000	35,000
Paid-in capital	1,143,692	1,143,692
Retained earnings (deficit)	(590,041)	(449,812)
Accumulated other comprehensive income:		
Unrealized gains on securities, net of income tax	78,927	39,308
Total Stockholder's Equity	667,578	768,188
Total Liabilities and Stockholder's Equity	$ 1,160,109	$ 1,099,555

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF INCOME
For Years Ended March 31, 2008 and 2007

	2008	2007
REVENUE		
Bond underwriting fees	$ 837,617	$ 703,935
Brokerage and other fees	1,759,687	1,732,350
Interest income	26,452	29,063
Other income	35,000	-
Total Revenue	2,658,756	2,465,348
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions	1,549,502	1,343,194
Management fees	1,218,723	1,159,800
Other general and administrative	55,506	42,426
Total General and Administrative Expenses	2,823,731	2,545,420
Income (Loss) Before Provision for Income Taxes	(164,975)	(80,072)
PROVISION FOR INCOME TAX (BENEFIT)	(24,746)	(12,011)
NET INCOME (LOSS)	(140,229)	(68,061)
OTHER COMPREHENSIVE INCOME		
Unrealized gains on securities	46,611	46,245
Deferred income tax effect	(6,992)	(6,937)
Total Other Comprehensive Income	39,619	39,308
COMPREHENSIVE INCOME (LOSS)	$ (100,610)	$ (28,753)

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF STOCKHOLDER'S EQUITY
For Years Ended March 31, 2008 and 2007

	Common Stock		Paid-In	Accumulated	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Deficit	Income	Total
Balance at March 31, 2006	1,750	$ 35,000	$ 1,143,692	$ (381,751)	$ -	$ 796,941
Net Income (Loss)	-	-	-	(68,061)	39,308	(28,753)
Balance at March 31, 2007	1,750	35,000	1,143,692	(449,812)	39,308	768,188
Net Income (Loss)	-	-	-	(140,229)	39,619	(100,610)
Balance at March 31, 2008	1,750	$ 35,000	$ 1,143,692	$ (590,041)	$ 78,927	$ 667,578

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF CASH FLOWS
For Years Ended March 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (140,229)	$ (68,061)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in operating assets:		
Receivables, fees	1,486	8,304
Prepaid expenses	(5,716)	737
Increase (decrease) in operating liabilities:		
Commissions payable	(11,295)	18,307
Intercompany payable	195,384	36,932
Deferred deposits	(30,600)	68,850
Deferred fees	683	(21,859)
Cash Provided by Operating Activities	9,713	43,210
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of marketable securities	-	(24,000)
Clearing deposit	25	(21)
Cash Provided (Used) by Investing Activities	25	(24,021)
NET INCREASE IN CASH	9,738	19,189
CASH BALANCE AT BEGINNING OF YEAR	731,943	712,754
CASH BALANCE AT END OF YEAR	$ 741,681	$ 731,943

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
NOTES TO FINANCIAL STATEMENTS
March 31, 2008 and 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Great Nation Investment Corporation (the Company) is a wholly owned subsidiary of National Concord Development Corporation (the Parent). The Company primarily provides broker-dealer services in connection with securities transactions. The Company's application for license and membership with the National Association of Securities Dealers, Inc. was approved on May 24, 1988. The Company has not held securities or maintained accounts for customers and has not incurred any liabilities subordinated to the claims of general creditors during the years ended March 31, 2008 and 2007.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at or during the years ended March 31, 2008 and 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers deposits in banks and money market accounts as cash and cash equivalents.

Investments

Investments are carried at fair value. Fair values are generally based upon quoted market prices or appraised value. Realized and unrealized gains or losses are reflected in the Statements of Income.

Federal Income Taxes

The Company files a consolidated tax return with the Parent. For financial statement purposes, federal income taxes are allocated on a separate company basis. The current year net loss created an income tax benefit of $24,746 which decreased the intercompany payable for year ended March 31, 2008. The Company decreased the intercompany payable and recorded an income tax benefit of $12,011 for the year ended March 31, 2007. Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate to be in effect when the taxes are paid.

Expenses of the Company

A substantial portion of the administrative expenses of the Company were paid by the Parent and are not reflected in the accompanying financial statements. Such expenses include, but are not limited to, the following: rent, salaries and related employees' benefits, utilities, travel, and office supplies. The Company pays the Parent management fees to cover the cost of such expenses which are separately stated in the Statements of Income.

NOTE 2 - NET CAPITAL

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2008 and 2007, the Company had net capital of $413,010 and $537,698, respectively, and a minimum net capital requirement of $100,000.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

During the normal course of business, the Company may have funds on deposit at one financial institution in excess of the $100,000 insured by the Federal Deposit Insurance Corporation. Management does not believe this represents a significant or unusual risk.

NOTE 4 - INCOME TAXES

The Company recognizes deferred tax assets or liabilities based on differences between the financial statement and tax basis of the assets and liabilities.

The Company's deferred tax liability at March 31, 2008 and 2007 was $13,929 and $6,937, respectively. The deferred tax liability is presented in the Company's financial statements as a current deferred tax liability in the Balance Sheets.

Deferred income taxes result from temporary differences between income for financial reporting purposes and taxable income. These differences arose from unrealized gains on available-for-sale securities. The tax effect of the difference in book and tax basis of the Company's marketable securities is separately stated as a component in determining comprehensive income and is not included in the tax provision below.

The components of the provision for income taxes for the years ended March 31, 2008 and 2007 are as follows:

	2008	2007
Federal		
Current taxes (benefit)	$ (24,746)	$ (12,011)
Provision for income taxes (benefit)	$ (24,746)	$ (12,011)

State franchise taxes of $1,992 and $1,979 for years ended March 31, 2008 and 2007, respectively, are included in other general and administrative expenses in the Statements of Income. State franchise taxes are considered an income tax; however, they are immaterial to these finanicial statements.

The Company has a tax sharing agreement with the Parent in which the Company is included in the Parent's consolidated income tax returns. Federal income tax expense or benefit is calculated based upon the Company's income or loss before income taxes and after adjustments for permanent differences. The cumulative tax benefit is included in the intercompany payable to National Concord Development Corporation.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
NOTES TO FINANCIAL STATEMENTS
March 31, 2008 and 2007

NOTE 5 - AVAILABLE-FOR-SALE SECURITIES

The following is a summary of available-for-sale securities at March 31:

	2008	2007
Marketable securities, at cost	$ 86,100	$ 86,100
Cumulative unrealized gains	92,856	46,245
Carrying value	$ 178,956	$ 132,345

The unrealized gains are reported as accumulated other comprehensive income in stockholder's equity and the Statements of Income. The available-for-sale securities are reported as marketable securities in the current assets of the Balance Sheets.

SUPPLEMENTARY INFORMATION

DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Board of Directors
Great Nation Investment Corporation

Independent Auditors' Report on Supplementary Information

Our report on our audits of the basic financial statements of Great Nation Investment Corporation for the years ended March 31, 2008 and 2007 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying financial information is presented for additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Doshier, Pickens & Francis, P.C.

Doshier, Pickens & Francis, P.C.

May 22, 2008

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SUPPLEMENTARY SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2008 and 2007

Schedule 1

	2008	2007
Stockholder's equity from balance sheet	$ 667,578	$ 768,188
Less non-allowable assets from balance sheet	(214,408)	(210,178)
Less haircuts on securities computed pursuant to Rule 15c3-1	(40,160)	(20,312)
Net capital	413,010	537,698
Less minimum net capital requirements	(100,000)	(100,000)
Net Capital in Excess of Requirement	$ 313,010	$ 437,698

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2008 and 2007

Schedule 2

Great Nation Investment Corporation carries no margin or customer accounts and has not had any activities as a broker and dealer during the periods covered by the accompanying financial statements. Accordingly, the computation of special reserve requirements and information for possession or control requirements under Exhibit A of Rule 15c3-3 is not applicable.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1 OF
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
WITH COMPANY'S COMPUTATION
March 31, 2008 and 2007

Schedule 3

	2008	2007
Balance per Company's computation	$ 395,256	$ 532,624
Effect of adjustments to Company's books and accounts	17,754	5,074
Balance per Schedule 1	$ 413,010	$ 537,698

DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

May 22, 2008

Great Nation Investment Corporation
P.O. Box 7566
Amarillo, TX 79114-7566

In planning and performing our audit of the financial statements of Great Nation Investment Corporation as of and for the year ended March 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered Great Nation Investment Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

This report is intended solely for the use of management, the SEC and FINRA.

Doshier, Pickens & Francis, P.C.

Doshier, Pickens & Francis, P.C.

END